Exhibit 99.3

NUTRIEN LTD.

INSTRUMENT OF PROXY FOR THE ANNUAL MEETING

OF SHAREHOLDERS TO BE HELD ON THURSDAY, JULY 19, 2018

The undersigned hereby appoints Jochen E. Tilk or, failing him, Charles V. Magro, or instead of either of the foregoing,                     , as proxyholder of the undersigned, with full power of substitution, to attend, vote and act for and on behalf of the undersigned at the Annual Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of Nutrien Ltd. (the “Corporation”) to be held on July 19, 2018 at 4:30 p.m. (Saskatoon time), and at any adjournment or postponement of the Meeting, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting, with authority to vote at the proxyholder’s discretion except as otherwise specified below:

Without limiting the general powers hereby conferred, the undersigned hereby directs the proxyholder to vote the common shares represented by this proxy in the following manner:

1.	Election of Directors

	FOR	WITHHOLD		FOR	WITHHOLD		FOR	WITHHOLD

01 Christopher M. Burley	☐	☐	07 Miranda C. Hubbs	☐	☐	13 Derek G. Pannell	☐	☐

02 Maura J. Clark	☐	☐	08 Alice D. Laberge	☐	☐	14 Aaron W. Regent	☐	☐

03 John W. Estey	☐	☐	09 Consuelo E. Madere	☐	☐	15 Mayo M. Schmidt	☐	☐

04 David C. Everitt	☐	☐	10 Charles V. Magro	☐	☐	16 Jochen E. Tilk	☐	☐

05 Russell K. Girling	☐	☐	11 Keith G. Martell	☐	☐

06 Gerald W. Grandey	☐	☐	12 A. Anne McLellan	☐	☐

2.	FOR ☐ or WITHHOLD FROM VOTING ☐ on the re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation.

3.	FOR ☐ or AGAINST ☐ a resolution to ratify and approve: (i) a stock option plan of the Corporation; and (ii) the grant of stock options made to eligible participants under the stock option plan, as more particularly detailed in the accompanying notice of meeting and management proxy circular.

4.	FOR ☐ or AGAINST ☐ a non-binding advisory resolution to accept the Corporation’s approach to executive compensation.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE CORPORATION. THE COMMON SHARES REPRESENTED BY THIS PROXY WILL BE VOTED, WHERE THE SHAREHOLDER HAS GIVEN A CHOICE ABOVE, AS DIRECTED OR, IF NO DIRECTION IS GIVEN, FOR EACH OF THE ABOVE MATTERS OF BUSINESS. THE PERSON OR PERSONS APPOINTED UNDER THIS PROXY ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THIS PROXY AND THE NOTICE OF MEETING, AND WITH RESPECT TO ANY OTHER MATTERS WHICH MAY BE PROPERLY BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF, IN EACH INSTANCE, TO THE EXTENT PERMITTED BY LAW, WHETHER OR NOT THE AMENDMENT, VARIATION OR OTHER MATTER THAT COMES BEFORE THE MEETING IS ROUTINE AND WHETHER OR NOT THE AMENDMENT, VARIATION OR OTHER MATTER THAT COMES BEFORE THE MEETING IS CONTESTED. THIS FORM OF PROXY SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF MEETING AND MANAGEMENT PROXY CIRCULAR.

The undersigned hereby revokes any prior proxies.
DATED this day of , 2018.

Signature of Shareholder

Name of Shareholder (Please Print)

NOTES:

1.	A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON, WHO NEED NOT BE A SHAREHOLDER, TO ATTEND AND ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. THIS RIGHT MAY BE EXERCISED BY INSERTING SUCH OTHER PERSON’S NAME IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE AND STRIKING OUT THE OTHER NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, BY DELIVERING THE COMPLETED FORM OF PROXY TO THE CORPORATION AS INDICATED BELOW.

2.	This form of proxy must be dated and executed by the Shareholder (using exactly the same name in which the common shares are registered) or by his or her attorney authorized in writing or, if the Shareholder is a body corporate, by a duly authorized officer or attorney thereof. A copy of any such authorization should accompany this form of proxy. Persons signing as executors, administrators, trustees, etc. should so indicate. If this form of proxy is not dated, it will be deemed to bear the date on which it was mailed to the Shareholder by the Corporation.

3.	In order for this form of proxy to be effective, it must be signed and deposited with AST Trust Company (Canada), Attention Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, so that it arrives not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chair of the Meeting at his or her discretion and the Chair of the Meeting is under no obligation to accept or reject any particular late proxy. The Chair of the Meeting may waive or extend the proxy cut-off without notice.

VOTE USING THE TELEPHONE, INTERNET OR FAX 24 HOURS A DAY 7 DAYS A WEEK

TO VOTE BY TELEPHONE 1-888-489-5760	TO VOTE USING THE INTERNET WWW.ASTVOTEMYPROXY.COM	TO VOTE BY FAX* 1-866-781-3111 (IN NORTH AMERICA) 1-416-368-2502 (OUTSIDE NORTH AMERICA) *BOTH SIDES

To vote by telephone or using the internet, you will need to provide your CONTROL NUMBER listed in this proxy. If you vote by telephone or using the internet, DO NOT mail or fax back this form of proxy.

If you are unable to attend the Meeting in person, kindly complete and execute this form of proxy and return it in the envelope provided for that purpose. Proxies must be received by 4:30 p.m. (Saskatoon time) on July 17, 2018, or if the Meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time and date at which the Meeting is reconvened.